Exhibit 99.1

Brookfield Renewable Energy Partners L.P.	Brookfield

News Release

Investors, analysts and other interested parties can access Brookfield Renewable’s 2015 second quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2015 second quarter results conference call can be accessed via webcast on August 6, 2015 at 9:00 a.m. EST at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-855-669-9658 (password: 1557#) until September 6, 2015.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE ANNOUNCES SECOND QUARTER RESULTS

Acquires 1,200 MW wind pipeline in UK and 51 MW of operating hydro plants in Brazil
Sachin Shah named Chief Executive Officer

HAMILTON, Bermuda, August 6, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and six months ended June 30, 2015.

Financial Results

Unaudited
US$ millions (except per unit or otherwise noted)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Generation (GWh)
- Total	6,400	6,341	12,223	12,326
- Brookfield Renewable's share	4,834	5,192	9,394	10,056
Revenues	$458	$474	$899	$954
Adjusted EBITDA(1)	$339	$360	$677	$720
Funds From Operations (FFO)(1)	$146	$198	$299	$383
FFO per unit(1)(2)	$0.53	0.74	$1.09	$1.44
Distribution per unit	$0.4150	$0.3875	$0.8300	$0.7750
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review for the three and six months ended June 30, 2015”.
(2)
For the three and six months ended June 30, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million and 275.7 million, respectively (2014: 267.6 million and 266.5 million, respectively).

Review of Operations

“We continued to deliver on our growth and operating plans in the second quarter,” said Sachin Shah, Chief Executive Officer. “Our organic development pipeline now exceeds 3,000 megawatts and should support cash flow and distribution growth in line with our targets for the foreseeable future. Moreover, we continue to leverage our operating platform to progress a number of acquisition opportunities in North America, Europe and Latin America with the potential to add meaningful growth to the business.”

Generation for the three months ended June 30, 2015 totaled 6,400 gigawatt-hours (“GWh”), compared to the long-term average of 7,199 GWh, and an increase of 59 GWh as compared to the same period in the prior year.

The hydroelectric portfolio generated 5,101 GWh compared to the long-term average of 5,815 GWh and a decrease of 386 GWh compared to the prior year. Existing hydroelectric facilities generated 4,762 GWh, below the long-term average of 5,471 GWh and a decrease of 725 GWh as compared to the prior year. The variances were primarily attributable to lower inflows across our hydro portfolio.  Generation from recently acquired facilities in Pennsylvania and Brazil resulted in incremental generation of 339 GWh which is in line with the long-term average.

The wind portfolio generated 1,104 GW, an increase of 291 GWh compared to the prior year. Strong performance from our new wind portfolios in Europe and Brazil partially offset weaker wind conditions in North America. The contribution from recently acquired or commissioned facilities resulted in incremental generation of 317 GWh.

Adjusted EBITDA for the second quarter was $339 million and FFO was $146 million, compared to $360 million and $198 million, respectively, in the same period in the prior year.

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended June 30	2015	2014	2015	LTA	Prior Year
Hydroelectric
North America
United States	2,930	3,085	3,239	(309)	(155)
Canada	1,338	1,558	1,580	(242)	(220)
	4,268	4,643	4,819	(551)	(375)
Latin America	833	844	996	(163)	(11)
	5,101	5,487	5,815	(714)	(386)
Wind
North America
United States	358	427	468	(110)	(69)
Canada	235	242	292	(57)	(7)
	593	669	760	(167)	(76)
Latin America	185	-	146	39	185
Europe(2)	326	144	318	8	182
	1,104	813	1,224	(120)	291
Other	195	41	160	35	154
Total(3)	6,400	6,341	7,199	(799)	59
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

(3)	Includes 100% of generation from equity-accounted investments.

Appointment of Sachin Shah as CEO

The Board of Directors is pleased to announce the appointment of Sachin Shah as Chief Executive Officer, effective today. Since joining Brookfield Renewable in 2011 and most recently serving as its President and Chief Operating Officer, Mr. Shah has been instrumental in developing and implementing the company’s growth and operating strategies and is well known to the company’s business partners, employees and shareholders. Mr. Shah joined Brookfield Asset Management in 2002 and held a variety of senior roles prior to joining Brookfield Renewable.

Mr. Shah succeeds Richard Legault, who is assuming the role of Executive Group Chairman, Renewable Power for Brookfield Asset Management, which includes oversight of all of Brookfield’s renewable investments.

Mr. Legault has been CEO of Brookfield Renewable since inception, over which time he has been instrumental in growing the business into one of the world’s largest publicly-traded pure-play renewable energy companies, with more than 7,000 megawatts of installed capacity and $20 billion of largely hydroelectric generation assets. The compounded annualized total return over the last 15 years of Mr. Legault’s tenure has been 16%.

Recent Highlights

•
Subsequent to quarter-end, we entered into a definitive agreement to acquire a portfolio of two operating hydro plants in Brazil with an installed capacity of 51 megawatts for approximately $120 million. The assets benefit from high capacity factors and are located in close proximity to our existing facilities and to market demand. The transaction is expected to close in the first quarter of 2016 and is expected to generate long-term investment returns in the range of 20 percent.

•
During the quarter, we acquired a portfolio of wind development projects totaling approximately 1,200 megawatts in the United Kingdom. These projects are well positioned to benefit over the long-term from the region’s strong wind resource and the UK’s need for new supply. This acquisition grows our development pipeline to more than 3,000 megawatts and increases our advanced development program of buildable projects for the next five years to approximately 1,000 megawatts.

•	Subsequent to the quarter-end, with institutional partners we completed the sale of a 102 megawatt wind facility in California, realizing a return on investment in the range of 30%.

•
During the quarter, we entered into a joint venture to acquire 32 megawatts of early-stage wind projects in partnership in Northern Ireland. The projects are advancing through permitting process and complement our existing development activities in Ireland.

•
During the quarter, we continued to advance our renewable power development projects. In Brazil, construction on 72 megawatts of hydroelectric facilities and a 55 megawatt biomass plant expansion continue on scope, schedule and budget. In Ireland, the construction of the 12 megawatt Glentane wind project was completed and has achieved full commissioning.

•	Available liquidity at quarter-end amounted to $1.0 billion, providing the financial resources and flexibility to fund ongoing operations and growth initiatives.

Distribution Declaration

The next quarterly distribution in the amount of $0.415 per LP Unit, is payable on September 30, 2015 to unitholders of record as at the close of business on August 31, 2015. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60% to 70% of FFO, with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on LP Units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended June 30, 2015 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Diversified across 75 river systems and 14 power markets in North America, Latin America and Europe, its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the expansion of Brookfield Renewable’s business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of current acquisitions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may affect generation levels at our facilities; changes to energy markets, including incentives for renewable energy; the ability to grow within our current markets or expand into new markets; the ability to complete development and capital projects on time and on budget; the state of capital markets and the availability of equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security and environmental risks; general regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.
_________________________________________________

GENERATION FOR THE SIX MONTHS ENDED JUNE 30, 2015

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the six months ended June 30	2015	2014	2015	LTA	Prior Year
Hydroelectric
North America
United States	5,465	5,676	6,452	(987)	(211)
Canada	2,840	2,869	2,809	31	(29)
	8,305	8,545	9,261	(956)	(240)
Latin America	1,572	1,943	1,943	(371)	(371)
	9,877	10,488	11,204	(1,327)	(611)
Wind
North America
United States	561	700	779	(218)	(139)
Canada	516	579	616	(100)	(63)
	1,077	1,279	1,395	(318)	(202)
Latin America	185	-	146	39	185
Europe(2)	777	418	758	19	359
	2,039	1,697	2,299	(260)	342
Other	307	141	212	95	166
Total generation(3)	12,223	12,326	13,715	(1,492)	(103)
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

(3)	Includes 100% of generation from equity-accounted investments.

--

FINANCIAL REVIEW FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three and six months ended June 30, 2015:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Revenues	$458	$474	$899	$954
Other income	6	2	33	5
Share of cash earnings from equity-accounted investments	9	8	13	15
Direct operating costs	(134)	(124)	(268)	(254)
Adjusted EBITDA(1)	339	360	677	720
Fixed earnings adjustment(2)	-	11	-	11
Interest expense - borrowings	(114)	(102)	(219)	(203)
Management service costs	(13)	(13)	(27)	(24)
Current income tax expense	(5)	(6)	(10)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(8)	(10)	(16)	(19)
Participating non-controlling interests - in operating
subsidiaries	(53)	(42)	(106)	(88)
Funds From Operations(1)	146	198	299	383
Less: adjusted sustaining capital expenditures(3)	(15)	(14)	(30)	(28)
Adjusted Funds From Operations(1)	131	184	269	355
Add: cash portion of non-controlling interests	61	52	122	107
Add: adjusted sustaining capital expenditures	15	14	30	28
Less: fixed earnings adjustment	-	(11)	-	(11)
Other items:
Depreciation	(161)	(129)	(319)	(255)
Unrealized financial instruments loss	-	(4)	(8)	(4)
Share of non-cash loss from equity-accounted investments	(5)	(6)	(6)	(12)
Deferred income tax recovery(expense)	6	(17)	12	(19)
Other	(12)	(11)	(14)	8
Net income	$35	$72	$86	$197
Basic and diluted earnings per LP Unit(4)	$0.07	$0.15	$0.17	$0.44
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)	Based on long-term sustaining capital expenditure plans.
(4)	Average LP Units outstanding during the three and six months ended June 30, 2015 totaled 143.4 million and 143.4 million, respectively (2014: 135.3 million and 134.2 million).

--

GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended June 30, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:
	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric
North America
United States	1,362	690	56	2,108	822	2,930
Canada	1,252	9	37	1,298	40	1,338
	2,614	699	93	3,406	862	4,268
Latin America	644	55	17	716	117	833
	3,258	754	110	4,122	979	5,101
Wind
North America
United States	102	55	-	157	201	358
Canada	235	-	-	235	-	235
	337	55	-	392	201	593
Latin America	-	77	-	77	108	185
Europe(2)	-	129	-	129	197	326
	337	261	-	598	506	1,104
Other	55	59	-	114	81	195
Total generation - 2015	3,650	1,074	110	4,834	1,566	6,400
Total generation - 2014	4,252	845	95	5,192	1,149	6,341
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

--

The following table illustrates our financial results for the three months ended June 30, 2015, including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$266	$90	$-	$356	$102		$458
Other income	4	1	-	5	1		6
Share of cash earnings from equity-
accounted investments	-	-	9	9	-		9
Direct operating costs	(91)	(19)	-	(110)	(24)		(134)
Adjusted EBITDA(1)	179	72	9	260	79		339
Interest expense - borrowings	(66)	(23)	-	(89)	(25)		(114)
Management service costs	(13)	-	-	(13)	-		(13)
Current income taxes	(2)	(2)	-	(4)	(1)		(5)
Preferred equity	(8)	-	-	(8)	-		(8)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(53)	(2)	(53)
Funds From Operations - 2015(1)	$90	$47	$9	$146	$-		$146
Funds From Operations - 2014(1)	$137	$53	$8	$198	$-		$198
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ Funds From Operations.

The following table illustrates generation results for the six months ended June 30, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric
North America
United States	2,478	1,282	109	3,869	1,596	5,465
Canada	2,683	47	47	2,777	63	2,840
	5,161	1,329	156	6,646	1,659	8,305
Latin America	1,275	70	40	1,385	187	1,572
	6,436	1,399	196	8,031	1,846	9,877
Wind
North America
United States	148	88	-	236	325	561
Canada	516	-	-	516	-	516
	664	88	-	752	325	1,077
Latin America	-	77	-	77	108	185
Europe(2)	-	308	-	308	469	777
	664	473	-	1,137	902	2,039
Other	167	59	-	226	81	307
Total generation - 2015	7,267	1,931	196	9,394	2,829	12,223
Total generation - 2014	8,321	1,546	189	10,056	2,270	12,326
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from April 1, 2014 to June 30, 2014 has been recorded in the second quarter of 2014.

The following table illustrates our financial results for the six months ended June 30, 2015 including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$519	$180	-	$699	$200		$899
Other income	31	1	-	32	1		33
Share of cash earnings from equity-
accounted investments	-	-	13	13	-		13
Direct operating costs	(184)	(36)	-	(220)	(48)		(268)
Adjusted EBITDA(1)	366	145	13	524	153		677
Interest expense - borrowings	(130)	(44)	-	(174)	(45)		(219)
Management service costs	(27)	-	-	(27)	-		(27)
Current income taxes	(5)	(3)	-	(8)	(2)		(10)
Preferred equity	(16)	-	-	(16)	-		(16)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(106)	(2)	(106)
Funds From Operations - 2015(1)	$188	$98	$13	$299	$-		$299
Funds From Operations - 2014(1)	$271	$97	$15	$383	$-		$383
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ Funds From Operations.